Exhibit 12.1
RATIO OF EARNINGS TO COMBINED FIXED CHARGES

	Three Months
	Ended March 31,	Year Ended December 31,
	2010	2009		2008		2007	2006	2005
Combined fixed charges:
Capitalized interest credit	2.1	7.8		4.4		3.6	3.3	5.4
Interest factor in rent expense	0.7	2.8		3.3		3.7	2.8	2.3
Other interest and fixed charges	9.2	37.4		48.9		69.3	89.1	86.8

Total combined fixed charges	12.0	$48.0		$56.6		$76.6	$95.2	$94.5

Earnings-pretax income (loss) with applicable adjustments	$56.6	$(47.9)		$55.3		$674.5	$99.0	$136.9

Ratio of earnings to combined fixed charges	4.7	NM	*	NM	*	8.8	1.0	1.4

*	In 2009 and 2008, earnings were less than fixed charges by $95.9 million and $1.3 million, respectively.